# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VIRTUS INVESTMENT PARTNERS, INC., CIK 0000883237
CUSIP: 92828Q109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: ONE FINANCIAL PLAZA, 26TH FLOOR, Hartford, Connecticut (CT), 06103
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001040188

## Reporting persons
- VICTORY CAPITAL MANAGEMENT INC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 8,421; shared voting power 0; sole dispositive power 8,421; shared dispositive power 0; aggregate amount beneficially owned 8,421 (0.13% of the class)

## Item 1. Issuer
Name of issuer: VIRTUS INVESTMENT PARTNERS, INC.
Address of issuer's principal executive offices: ONE FINANCIAL PLAZA 26TH FLOOR, HARTFORD, CT 06103

## Item 2. Person Filing
Name of person filing: Victory Capital Management, Inc.
Address of principal business office or, if none, residence: 15935 La Cantera Pkwy San Antonio, TX 78256
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 8421
Percent of class: 0.13
Sole power to vote or to direct the vote: 8421
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8421
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Victory Capital Management, Inc. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- VICTORY CAPITAL MANAGEMENT INC: Stephen P. Carr, Senior Compliance Officer (11/05/2026)